SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	March	2015
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Announces Results for the Fourth Quarter and Full Year Ended 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Neovasc Announces Results for the Fourth Quarter and Full Year Ended 2014

NASDAQ: NVCN
TSX: NVC

VANCOUVER, March 30, 2015 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced financial results for the fourth quarter and full year ended December 31, 2014.  All results are reported in Canadian dollars unless otherwise stated.

2014 Highlights

•	First-in-human implantation of Tiara™ transcatheter mitral valve was successfully performed at St. Paul's Hospital in Vancouver, BC.
•	Initiated TIARA-I, the FDA approved Early Feasibility trial that will enrol approximately 30 patients at participating centers in North America and Europe.
•	Positive results from the 104-patient COSIRA clinical study of Neovasc Reducer™ were published in the New England Journal of Medicine. Reducer was commercially launched in Europe subsequent to year end.
•	Listed on the NASDAQ Capital Market and graduated to the senior exchange on the TSX.

"2014 was a pivotal year with significant progress across all key fronts for our Company," commented Neovasc CEO Alexei Marko. "Interest in Tiara has grown rapidly since its first clinical use and with the initiation of the TIARA-I trial; while the article in the New England Journal of Medicine brought greater awareness of Reducer's potential benefits for refractory angina patients to physicians. The investment community has also expressed their confidence in us with over $110 million of capital raised during the past twelve months.  Looking forward, 2015 will be another exciting year for Neovasc as we work to complete the TIARA-I trial, advance Reducer's commercial reach across Europe and prepare to start its US regulatory program."

"Today, with approximately $100 million in cash and short-term investments on hand, we are well positioned to fund the major clinical and regulatory milestones that lie ahead for both Tiara and Reducer in 2015 and we are looking forward to our first commercial activity in Europe with Reducer to augment the revenues from our tissue business," noted Chris Clark, CFO of Neovasc.

Results for the quarters ended December 31, 2014 and 2013

Revenues
Revenues for the quarter ended December 31, 2014 were $3,353,441 compared to $3,311,550 for the same period in 2013, representing an increase of 1%.  There was a year-over-year increase in contract manufacturing of $984,705 offset by a decrease of $385,796 in product sales and $557,018 in consulting services.

Cost of Goods Sold
The cost of goods sold for the quarter ended December 31, 2014 were $2,662,748, compared to $2,056,349 for the same period in 2013.  The gross margin for the quarter ended December 31, 2014 was 21%, compared to 38% for the same period in 2013.  During the quarter the Company incurred the initiation costs of improvements to its chemistry lab and quality assurance to meet customer requirements as they transition to commercial production, without a corresponding improvement in revenues.

Expenses
Total expenses for the quarter ended December 31, 2014 were $8,361,395, compared to $3,567,679 for the same period in 2013, an increase of 134%.  The increase is substantially due to an increase of $2,013,626 in general and administrative expenses and an increase of $2,685,689 in clinical trial and product development expenses for the Company's two new product development programs.

Selling expenses were $112,818 for the quarter ended December 31, 2014, compared to $18,417 for the same period in 2013.  General and administrative expenses were $3,196,693 for the quarter ended December 31, 2014, compared to $1,183,067 in the same period in 2013, representing an increase of 170%.  The increase in general and administrative expenses was principally due to approximately $1,200,000 increase in share-based payments, approximately $360,000 increase in litigation expenses, approximately $100,000 increase in legal and accounting expenses, approximately $64,000 increase relates to an increase in compensation to the board, senior management and the scientific advisory board, approximately $93,000 related to the rent of new administration office and insurance and approximately $80,000 relates to an increase in travel activities. Research and development costs, including product development and clinical trial expenses were $5,051,884 for the quarter ended December 31, 2014, compared to $2,366,195 for the same period in 2013, representing an increase of 114%.  The increase in year-over-year research and development costs is principally due to increased investment in the Tiara mitral valve program.

Losses
The net loss for the quarter ended December 31, 2014 was $7,620,570, or $0.14 basic and diluted loss per share, compared with a loss of $2,211,875, or $0.05 basic and diluted loss per share for the same period in 2013.

Results for the Years Ended December 31, 2014 and 2013

Revenues
Revenues increased 35% year-over-year to $15,863,451 for the year ended December 31, 2014, compared to revenues of $11,747,636 for the same period in 2013.

Product sales for the year ended December 31, 2014 were $2,262,880, compared to $2,694,977 for the same period in 2013, representing a decrease of 16%.  Product sales are solely comprised of sales of surgical patches to LeMaitre.  Concurrent with the sale of a license to LeMaitre to produce these surgical patches in-house, Neovasc also agreed to continue to supply LeMaitre with surgical patches at a discounted price, until LeMaitre receives appropriate regulatory approvals and start manufacture of the surgical patches itself. It is anticipated that Neovasc will cease manufacturing all surgical patches for LeMaitre in 2015.

Contract manufacturing revenues for year ended December 31, 2014 were $3,355,115, compared to $1,776,893 for the same period in 2013, representing an increase of 89%.  Year over year the Company has seen the overall number of customers in contract manufacturing decline by approximately 50% but the largest customers all showed significant year over year revenue growth.  The Company has seen a concentration of revenue into fewer, larger accounts and expects that this reflects growing demand for those customers' products.  Neovasc anticipates that contract manufacturing will continue to grow in the long term as its customers' products receive regulatory approvals and are commercialized.

Revenues from consulting services for the year ended December 31, 2014 were $10,245,456, compared to $7,275,766 for the same period in 2013, representing an increase of 41%.  Year over year the Company has seen its three largest consulting services accounts grow and they now account for 95% of consulting services revenues.  The Company anticipates that its consulting services revenue will decline in the long term as its consulting customers continue to transition to becoming contract manufacturing customers.

Cost of Goods Sold
The cost of goods sold for the year ended December 31, 2014 was $10,112,941, compared to $7,083,877 for the same period in 2013.  The overall gross margin for the year ended December 31, 2014 was 36%, compared to 40% gross margin for the same period in 2013. Year over year product sales margins declined due to a reduction in raw material yields and due to a shift in the product mix toward lower margin patches.  In addition, manufacturing services margins declined due to increased production overhead as the Company has improved the robustness of its chemistry lab and quality assurance to meet customer requirements as they transition to commercial production.

Expenses
Total expenses for the year ended December 31, 2014 were $24,916,950, compared to $11,772,728 for the same period in 2013, representing an increase of $13,144,222, or 112%. The increase in total expenses for the year ended December 31, 2014 compared to the same period in 2013 reflects a $7,454,040 increase in share-based payment, a $3,144,541 increase in general and administrative expenses and a $2,450,633 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs.

Selling expenses for the year ended December 31, 2014 were $176,431, compared to $78,475 for the same period in 2013, as the Company initiated activities in preparation for Reducer commercialization.. The Company anticipates a significant increase in selling expenses in 2015 as it initiates a focused commercialization of the Reducer in select countries in Europe.

General and administrative expenses for the year ended December 31, 2014 were $11,853,675, compared to $4,846,935 for the same period in 2013, representing an increase of $7,006,740, or 145%.  The increase in general and administrative expenses for the year ended December 31, 2014 compared to the same period in 2013 can be substantially explained by a $3,862,199 increase in share-based payments and by a $3,114,541 increase in other expenses. The $3,114,541 increase includes approximately $1,440,000 related to accounting, listing and legal expenses incurred while completing the Company's dual listing on the Nasdaq and graduation to the TSX main board and other corporate restructuring, approximately $800,000 related to litigation expenses, approximately $370,000 related to an increase in general and administrative staff and an increase in the size of the scientific advisory board as well as an increase in compensation to the board, senior management and the scientific advisory board, approximately $200,000 related to a write down of an amount owed by one customer, approximately $150,000 related to the rent of new administration office and insurance, and approximately $140,000 relates to an increase in travel activities.

Product development and clinical trial expenses for the year ended December 31, 2014 were $12,886,844, compared to $6,847,318 for the same period in 2013, representing an increase of $6,039,526, or 88%.  The increase in product development and clinical trial expenses for the year ended December 31, 2014 was due to $3,588,893 increase in share-based payment, a $1,138,818 increase in cash–based employee expenses as the Company hired additional staff to build up a clinical trial team and a $1,270,725 increase in other expenses, respectively, as the Company invested in its two major new product initiatives.

Losses
The losses for the year ended December 31, 2014 were $19,061,098, or $0.36 basic and diluted loss per share, as compared with a loss of $6,750,250, or $0.14 basic and diluted loss per share for the same period in 2013.  The $12,310,848 increase in the loss incurred for the year ended December 31, 2014 compared to the same period in 2013 can be substantially explained by a $7,551,821 increase in share-based payments, a $3,144,541 increase in general and administrative expenses and a $2,450,633 increase in product development and clinical trial expenses. These increases in expenses were partially offset by a $988,970 increase in the gross profit for the same period.  Under the Black Scholes model used to value the options, the significantly higher price of the Company's shares in 2014 produced a higher overall valuation of the options issued, and therefore resulted in a higher non-cash charge to the income statement in 2014.

Discussion Of Liquidity And Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings.  At December 31, 2014, the Company had cash and cash equivalents of $6,025,013 compared to cash and cash equivalents of $3,403,472 at December 31, 2013, as well as $11,999,999 invested in short term investments falling due within one year.

Cash used in operating activities for the year ended December 31, 2014, was $8,925,347, compared to $4,683,103 for the same period in 2013.  For the year ended December 31, 2014, operating expenses were $9,131,383, compared to $4,517,510 for the same period in 2013, as more expenses were incurred in general and administrative and research and development and clinical trials activities as discussed above.

Subsequent Events
On February 3, 2015, the Company closed an underwritten public offering of 12,075,000 common shares of the Company (of which 10,415,000 common shares were issued from treasury) at a price per share of US$7.19 for aggregate gross proceeds of approximately US$74,883,850 for the Company and US$11,935,400 for the selling security holders (including some directors, officers and employees).

Outstanding Share Data
As at March 30, 2015, the Company had 66,414,715 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 7,464,018 stock options with a weighted average price of $3.18.  The fully diluted share capital of the Company at March 30, 2015 is 73,878,733.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's 2014 Financial Statements and Notes and its year-end Management's Discussion and Analysis (MD&A) will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR and EDGAR. In addition to the summary contained herein, readers are encouraged to review the full disclosure in Neovasc's 2014 Financial Statements and Management's Discussion and Analysis.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: anticipated financial results and performance, our ability to increase our customer and contract manufacturing base, our estimates of anticipated costs and expenses, general economic and business conditions, both nationally and in the regions in which the Company operates; the potential benefits of and our ability to develop and commercialize the Neovasc Reducer™ and Tiara™; the Company's receipt of any required local, regulatory and institutional approvals, European enrollment and the success of applications in Europe; our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. No assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

NEOVASC INC. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	December 31, 2014	December 31, 2013

ASSETS
Current assets
Cash and cash equivalents	$ 6,025,013	$ 3,403,472
Investments	11,999,999	-
Accounts receivable	1,790,971	1,289,933
Inventory	475,975	484,811
Prepaid expenses and other assets	259,261	28,266
Total current assets	20,551,219	5,206,482

Non-current assets
Property, plant and equipment	3,078,041	2,236,900
Total non-current assets	3,078,041	2,236,900

Total assets	$ 23,629,260	$ 7,443,382

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 2,513,072	$ 1,577,158
Current portion of long-term debt	44,591	43,548
Total current liabilities	2,557,663	1,620,706

Non-current liabilities
Long-term debt	157,628	200,084
Total non-current liabilities	157,628	200,084

Total liabilities	2,715,291	1,820,790

Equity
Share capital	99,169,635	73,411,391
Contributed surplus	18,899,435	10,305,204
Deficit	(97,155,101)	(78,094,003)
Total equity	20,913,969	5,622,592

Total liabilities and equity	$ 23,629,260	$ 7,443,382

NEOVASC INC. Consolidated Statements of Comprehensive Loss For the years ended December 31, (Expressed in Canadian dollars)

	2014	2013

REVENUE
Product sales	$ 2,262,880	$ 2,694,977
Contract manufacturing	3,355,115	1,776,893
Consulting services	10,245,456	7,275,766
	15,863,451	11,747,636

COST OF GOODS SOLD	10,112,941	7,083,877
GROSS PROFIT	5,750,510	4,663,759

EXPENSES
Selling expenses	176,431	78,475
General and administrative expenses	11,853,675	4,846,935
Product development and clinical trials expenses	12,886,844	6,847,318
	24,916,950	11,772,728

OPERATING LOSS	(19,166,440)	(7,108,969)

OTHER INCOME/(EXPENSE)
Interest income	219,547	11,450
Interest expense	(7,727)	(9,150)
Loss on disposal of property and equipment	(32,022)	-
(Loss)/Gain on foreign exchange	(74,456)	356,419
	105,342	358,719

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$ (19,061,098)	$ (6,750,250)

LOSS PER SHARE
Basic and diluted loss per share	$ (0.36)	$ (0.14)

NEOVASC INC. Consolidated Statements of Cash Flows For the years ended December 31, (Expressed in Canadian dollars)

	2014	2013

OPERATING ACTIVITIES
Loss for the year	$ (19,061,098)	$ (6,750,250)
Adjustments for:
Depreciation	375,811	271,660
Share-based payments	9,515,201	1,963,380
Loss on disposal of fixed assets	32,022	-
Write-down accounts receivable	218,501	-
Interest income	(219,547)	(11,450)
Interest expense	7,727	9,150
	(9,131,383)	(4,517,510)

Net change in non-cash working capital items:
Accounts receivable	(616,564)	(386,524)
Inventory	8,836	(292,869)
Prepaid expenses and other assets	(230,995)	1,625
Accounts payable and accrued liabilities	935,914	509,875
	97,191	(167,893)

Interest paid and received:
Interest received	116,572	11,450
Interest paid	(7,727)	(9,150)
	108,845	2,300

	(8,925,347)	(4,683,103)

INVESTING ACTIVITES
Investments in guaranteed investment certificates	(11,999,999)	-
Proceeds from sale of license	-	344,862
Purchase of property, plant and equipment	(1,248,974)	(1,041,188)
	(13,248,973)	(696,326)

FINANCING ACTIVITIES
Repayment of long-term debt	(41,413)	(39,991)
Proceeds from share issue pursuant to a bought deal prospectus offering, net of share issue costs of $506,651	24,645,349	-
Proceeds from exercise of warrants	-	2,919,062
Proceeds from exercise of options	191,925	42,710
	24,795,861	2,921,781

NET CHANGE IN CASH AND CASH EQUIVALENTS	2,621,541	(2,457,648)

CASH AND CASH EQUIVALENTS
Beginning of the year	3,403,472	5,861,120
End of the year	$ 6,025,013	$ 3,403,472

Represented by:
Cash	910,048	3,403,472
Cashable high interest savings accounts	5,114,965	-
	$ 6,025,013	$ 3,403,472

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 30-MAR-15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: March 30, 2015	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer